DAVIS POLK & WARDWELL

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450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

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212 450 6691
melendez@dpw.com

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SUPPL

File No. 82-5201

November 18, 2004

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated August 18, 2004, entitled, "Gamesa sells 469 MW of windfarms to Iberdrola in Spain and Portugal for 566 million Euros".

dlw 11/30

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie L. Melendez
Rosemarie L. Melendez
Legal Assistant

Enclosure

By Hand Delivery

Gamesa

PRESS RELEASE

GAMESA SELLS 469 MW OF WINDFARMS TO IBERDROLA IN SPAIN AND PORTUGAL FOR 566 MILLION EUROS

The Company sells 250 MW in Portugal and agrees to collaborate in the joint development of windfarms.

In Spain, Gamesa sells five windfarms with a total power of 219 MW for 256 million Euros within the agreement signed with Iberdrola in 2002.

Vitoria–Gasteiz, 18 November 2004.- Gamesa ha reached an agreement with Iberdrola for the sale of 469 MW of windfarms for an approximate amount of 566 million Euros.

More in detail, Gamesa has signed a contract for selling 250 MW of Portuguese windfarms for 310 million Euros that will be sold as they are installed between now and the end of 2007.

On top of this, the agreement includes the joint development of windfarms in Portugal including all the developments of both companies – more than 1,500 MW- that do not have a grid connection right yet. Equally, the agreement includes all the developments done by Iberdrola's Portuguese subsidiary Aeolia in association with the Portuguese companies Alberto Mesquita and Visabeira.

Finalisation of the agreement signed in 2002 for the sale of Spanish Windfarms

On the other hand, Gamesa has sold five windfarms in Spain with 219 MW of installed power at an approximate value of 256 million Euros. This transaction is part of the agreement signed with Iberdrola for the sale of 1,000 MW of installed power in Spain at an approximate value of 1,100 Million Euros and the acquisition of 1,100 MW of Gamesa Eólica Wind Turbines for Iberdrola windfarms.

The average load factor of these windfarms is 2,650 equivalent hours, some 21% more than the average factor previewed in the Spanish National Energy Planning 2002-2011.

The sale has been materialised with the acquisition by Iberdrola of the shares of four subsidiaries of Gamesa owning five windfarms equipped woth Gamesa Eólica Wind Turbines. Iberdrola has acquired a 100% stake in Sistemas Energéticos Fuendetodos, owner of the windfarms of Fuendetodos I (46MW) and Fuendetodos II (47,6 MW).

PRESS RELEASE

Addtionally, it has acquired 100% of Sistemas Energéticos Entredicho, owner of a windfarm with 36 MW of installed power and 100% of Sistemas Energéticos Goia Peñote, with 40 MW of installed power. Finally, the company Serra de Meira, with 49,3 MW of installed power has also been acquired. With this transaction of 219 MW, Iberdrola and Gamesa close the agreement signed in 2002 for the sale of windfarms.

These transactions are part of Gamesa's strategy of windfarm development and sale.

Gamesa Energía is currently one of the main windfarm developers in the world and accounts with more than 15,000 MW in different stages of development distributed in more than 15 countries.